UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 11, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

May 11, 2011.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that  Compañía de Inversiones de Energía S.A. (CIESA) – TGS’ parent company- notified us today that it has executed a Memorandum of Understanding (MOU) with Pampa Energía S.A. and Pampa Inversiones S.A. (“Pampa Group”) in which the Parties agree: a) first, to bring the lawsuit “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena”, currently pending before the Supreme Court of the State of New York, to a standstill in order to re-establish the restructuring provided under the Restructuring Agreement executed on September 1, 2005 by and between CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S. A., ABN AMRO Bank N. V. Sucursal Argentina (in its capacity as trustee and not in its personal capacity) and CIESA’s Financial Creditors as regards the Notes issued by the Company on April 22, 1997 and the two (2) derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (based on the debt for equity exchange described under Section 2.6 et seq. of such Restructuring Agreement) (the “Lawsuit”) and to include Pampa Group as a party thereto, all of the foregoing subject to the necessary governmental approvals in order to be able to implement the Restructuring Agreement; and b) secondly, to timely abandon and waive each and every claim and action that the Parties and third parties have raised in the Lawsuit, thus terminating the controversies between the parties.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/ Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: May 11, 2011